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Exhibit (17) 2.

David J. Olivet	11982 Avenida Consentido	San Diego, CA 92128
Phone 619 485-6121					Fax 619 485-1390



The Board of Directors					June 27, 1997
c/o Edwin B. Salmon, Jr. Chairman
Systems Communications, Inc.
4707 140th Ave. Nth Suite 107
Clearwater, FL  34672


Gentlemen:

	I hereby resign as a member of the Board of Directors of Systems Communications, Inc. (SCI) effective immediately because of a disagreement with certain policies and practices of SCI as followed by the SCI Board of Directors. I request that the disagreements that I express in this letter be disclosed pursuant to Item (6)a of Form 8-K, the form required for current reports under the Securities and Exchange Act of 1934. Item 6 of Form 8-K requires SCI to file a Form 8-K and to attach a copy of this letter as an exhibit to the Form 8-K.

	During the past year and particularly the last several months, members of the Board of Directors of SCI have been taking action in the name of the Board of Directors without obtaining prior approval from the Board of Directors. Instead, these members after taking such actions, request the Board of Directors to ratify their actions. This practice is not in the best interest of the shareholders of SCI and I am unable to perform my duties as a member of the Board of Directors of SCI under these circumstances. Actions which are material to SCI and which are outside of the ordinary course of Business require approval by the Board of Directors. The Board of Directors should only act at properly called meetings of the Board of Directors or by written consents. Written consents require unanimous written consent of the members of the Board of Directors to be effective.

One of the fundamental purposes of a board of Directors is to consider, as a group, actions to be taken. This purpose is frustrated when the Board members take action and then ask the Board to ratify the actions. The Board of Directors is made up of numerous persons so that different viewpoints can be offered, considered and acted upon. Because members of the Board of Directors have taken action without prior approval, I did not have an opportunity to be heard, and therefor, my views could not be considered prior to the action being taken.

	I have expressed my disagreement at several meeting of the Board of Directors concerning the efforts of certain members of the Board of Directors to micro manage the company, thereby interfering with the efforts of management to turn SCI into a profitable company. I believe that the role of the Board of Directors is to set overall strategy and policy. To my knowledge, the Board of Directors has not developed a comprehensive strategy for turning SCI into a profitable company.

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	When a company is in financial distress, the Board of Directors has a duty not only to Shareholders, but to creditors. I believe that actions have been taken by certain members of the Board of Directors, without Board approval, that are inconsistent with the duties of the Board of Directors to the company's creditors.

	For the forgoing reasons, I have resigned as a member of the Board of Directors of SCI. According to the Securities Exchange act of 1934, SCI is required to file a Form 8-K pertaining to my resignation within 5 business days after receipt of this letter.

Very truly yours,
/s/ David J. Olivet